UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.

Corporate Taxpayer’s ID (CNPJ/MF): 04.032.433/0001-80

Company Registry (NIRE): 33.300.275410

Publicly-held Company

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING
HELD ON MARCH 30, 2011

drawn up in the summary form, pursuant to Article 130 of Law 6,404/76.

1)   Data, time and venue: Held on March 30, 2011, at 10:00 a.m., at the headquarters of Contax Participações S.A. (“Company”), located at Rua do Passeio 48 a 56, parte, in the city and state of Rio de Janeiro.

2)   Call Notice: Call Notice published in the newspapers Diário Oficial do Estado do Rio de Janeiro, part V, on March 15, 2011 on page 19, on March 16, 2011 on page 41, and on March 17, 2011 on page 18, and in the newspaper Valor Econômico – National Edition on March  15, 2011 on page C11, on March 16, 2011 on page C5, and on March 17, 2011 on page C7.

3)   Agenda:  Amendment to the Company’s Bylaws to authorize the creation of a Special Independent Committee to assess the conditions for the merger of Mobitel S.A. shares into the Company;

4)   Attendance:  Shareholders representing more than 79.64% of the voting capital, as per the records and signatures in the Company’s Shareholder Attendance Book, in addition to Michel Neves Sarkis (CEO, CFO and IRO).

5)   Presiding:  Chairman: Michel Neves Sarkis, Secretary: Rafael Padilha Calábria.

6)   Resolutions:  Shareholders representing more than 78.44% of the Company’s voting capital attending the Meeting resolved the following:

Approval, without dissenting opinion and with the abstention of shareholders Argucia Income Fundo de Investimento em Ações, Sparta Fundo de Investimento em Ações, Vanessa Montes de Moraes, and Fundo Fator Sinergia III – Fundo de Investimentos em Ações, representing 1.2% of the voting capital, of the inclusion of a new Article 17-A in the Company’s Bylaws to authorize the creation of a Special Independent Committee, composed of three members, either members of the Company’s management or not, all of whom independent and with proven technical ability, whose duty will be to assess the conditions for the merger of Mobitel S.A. (“Dedic”) shares into the Company, announced in the Material Fact of January 25, 2011, which will be submitted to the resolution of the Company’s shareholders’ meeting at an opportune time, and to submit its recommendations to the Company’s Board of Directors. The new Article 17-A of the Company’s Bylaws shall come into effect with the following wording, which includes the amendment proposed by Company shareholder to the wording of the article originally presented in the Management Proposal, with the purpose of making it clearer:

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF CONTAX PARTICIPAÇÕES S.A.

March 30, 2011, 10:00 a.m.

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“Article 17-A. The Company shall create, on a temporary basis, a Special Independent Committee for the sole purpose of analyzing the conditions of the merger of Mobitel S.A. shares into the Company and submitting its recommendations to the Company’s Board of Directors. Paragraph 1. The Special Independent Committee will be composed of three members, elected by the Board of Directors, all of whom independent (either members of the Company’s management or not), with proven experience and technical ability, and subject to the same duties and legal responsibilities as the Company’s management, in accordance with Article 160 of Brazilian Corporate Law. Paragraph 2. Independent members of the Special Independent Committee shall be deemed to be those who comply with the definition of "independent member” set forth in the Listing Regulations of the Novo Mercado trading segment of the São Paulo Stock Exchange. Paragraph 3. The Special Independent Committee will not have executive or decision-making powers and its reports, proposals and/or recommendations will be submitted to the Board of Directors for resolution. Paragraph 4. The Board of Directors will be responsible for determining the compensation of the members of the Special Independent Committee and authorizing the hiring, by the Executive Board, of its members and the independent consultants to provide support to the Special Independent Committee.”

Record that the other provisions set forth in the Company’s Bylaws shall remain unaltered.

7)   Closure: There being no further matters to address, these minutes were drawn up in the summary form, read, approved and signed by the attending shareholders, who authorized their publication without the respective signatures, pursuant to Article 130, paragraph 2, of Law 6,404/76. Signatures: Chairman – Michel Neves Sarkis; Secretary – Rafael Padilha Calábria; Attending Shareholders: CTX Participações S.A (represented by Luciene Sherique Antaki); Argucia Income Fundo de Investimento em Ações, Sparta Fundo de Investimento em Ações (represented by Vanessa Montes de Moraes); Vanessa Montes de Moraes; Fundo Fator Sinergia III – Fundo de Investimentos em Ações (represented by Alexandre Luiz Oliveira de Toledo); Eton Park Fund, L.P; EP Tisdale LLC (represented by Ricardo Pereira Giacon); Trust & Custody Services Bank, Ltd. as Trustee for Hsbc Brazil New Mother Fund - HSBC CTVM S.A., The Master Trust Bank of Japan Ltd as Trustee for HSBC Brazil Mother Fund, HSBC Global Investment Funds - Brazil Equity (represented by Ricardo Pereira Giacon).

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF CONTAX PARTICIPAÇÕES S.A.

March 30, 2011, 10:00 a.m.

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Rio de Janeiro, March 30, 2011.

SECRETARY

Rafael Padilha Calábria

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF CONTAX PARTICIPAÇÕES S.A.

March 30, 2011, 10:00 a.m.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 31, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.